UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')

Vesting of Performance Share Plan Awards

This notification sets out the vesting details of awards over Ordinary Shares and American Depositary Shares ('ADSs') made to Persons Discharging Managerial Responsibilities ('PDMRs') and their Persons Closely Associated ('PCAs') in 2018 under the GlaxoSmithKline 2017 Performance Share Plan ('PSP'), which were subject to relevant business performance conditions.  Awards were made in 2018 and the three-year performance period commenced on 1 January 2018 and ended on 31 December 2020.  The vested shares for the Executive Directors are now subject to an additional two-year vesting period.

The performance measure vesting details for those PDMRs who received awards in 2018 are set out in the following table.

		Outcome and Vesting Level
Portion of the Award	Measure and Outcome	% of maximum	% of award
1/3rd	Adjusted Free Cash Flow - For the three-year period, the Company achieved Adjusted Free Cash Flow calculated in accordance with the principles for the measure of £15.64bn, which is above the level of £12.60bn required for maximum vesting. Adjustments to the original target and vesting schedule were communicated in the 2019 Annual Report.	100	33.333
1/3rd	Total Shareholder Return - For the three years ending 31 December 2020, the Company's Total Shareholder Return ranked 9th, which is below the threshold vesting level against a comparator group of 10 global pharmaceutical companies including GSK.	0	0
1/3rd	R&D New Products - For the three-year period, the Company achieved New Product sales calculated in accordance with the principles for the measure of £7.337bn, which is above the level of £4.387bn required for maximum vesting. The threshold vesting level was £3.589bn.	100	33.333
	Total vesting for 2018 award Lapsed		66.666% 33.334%

The notifications that follow are for awards made to PDMRs and their PCAs and detail the PSP conditional awards that vested, including dividends accrued, on 11 February 2021.  The balance of the award made to each PDMR and PCA has lapsed.

The closing prices of Ordinary Shares and of ADSs of GlaxoSmithKline plc on the vesting date were £12.552 and $35.52.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	340,753

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Chief Scientific Officer and President, R&D
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The number of ADSs vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	180,833

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	135,107

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	9,181

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The number of ADSs vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	5,229

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics and Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	50,108

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communications & CEO Office
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	9,181

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Jackson
b)	Position/status	PCA of Ms S Jackson (SVP, Global Communications & CEO Office)
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	4,335

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The number of ADSs vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	84,162

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	175,482

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	92,622

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceuticals Supply Chain
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	9,181

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms K Terrell
b)	Position/status	Chief Digital & Technology Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The number of ADSs vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	69,781

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	66,043

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO, ViiV Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	12,589

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms V Whyte
b)	Position/status	Company Secretary
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2018 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	9,181

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-02-11
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 15, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc